Exhibit 99.1

Sinovac Initiates Preparatory Activities for Swine Flu Vaccine

On Thursday April 30, 2009, 11:58 am EDT

BEIJING, April 30 /PRNewswire-FirstCall/ -- Sinovac Biotech Ltd. (NYSE Amex: SVA), a leading developer and provider of vaccines in China, today announced that the Company has initiated preparatory activities for the development of a vaccine for the new influenza A (H1N1) strain, Swine Flu, which is currently spreading throughout Mexico and other parts of the world. Sinovac has contacted various Chinese government authorities and other global health organizations in order to closely monitor the disease and evaluate strategies to control and prevent its transmission.

Based on confirmation from health authorities, Sinovac expects to receive the swine flu virus strain in the near future, enabling the Company to commence manufacturing of the vaccine. Production will occur at the Company's vaccine manufacturing and filling and packaging facilities, which have Good Manufacturing Practice (GMP) certification from China's State Food and Drug Administration (SFDA).

In 2008, following the receipt of a Chinese government grant, Sinovac expanded its annual manufacturing capacity for its pandemic influenza vaccine, Panflu(TM), to 20 million doses; these facilities can also be leveraged in the development of a Swine Flu vaccine. In April 2008, Sinovac received SFDA approval to produce Panflu. The approval of Panflu in China followed a fast track regulatory approval process, which enables a timely approval and rapid response to control the spread of new viruses before they can cause a human influenza pandemic.

Panflu is an approved whole viron pandemic influenza vaccine for adults, however, the new flu virus has infected many children this time. In order to help prevent transmission of the disease among children, Sinovac has sped up the regulatory application process for its split pandemic influenza vaccine, which was developed for the pediatric population and the Company expects to provide both a whole viron vaccine and split vaccine to tackle the disease transmission.

Mr. Weidong Yin, Chairman, President and CEO, commented, "As China's only approved manufacturer of a pandemic influenza (H5N1) vaccine, we have a fully integrated human vaccine development expertise and manufacturing capability to produce a Swine Flu vaccine following the receipt of the H1N1 strain. Our cumulative development efforts for Panflu have uniquely positioned Sinovac to rapidly develop a human Swine Flu vaccine prototype specific to the H1N1 virus strain. Once this vaccine strain is available from the global health authorities, we will be ready to produce vaccine as needed."

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's vaccine products include Healive® (hepatitis A), Bilive® (combined hepatitis A and B), and Anflu® (influenza). Panflu(TM) , Sinovac's pandemic influenza vaccine (H5N1), has already been approved for government stockpiling.

Sinovac is developing vaccines for Enterovirus 71, Universal Pandemic Influenza, Japanese encephalitis vaccine, and Human Rabies vaccine. Its wholly-owned subsidiary, Tangshan Yian, is conducting field trials for independently developed inactivated animal rabies vaccines.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward- looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

    For more information, please contact:

    Helen G. Yang
    Sinovac Biotech Ltd.
    Tel: +86-10-8289-0088 x9871
    Fax: +86-10-6296-6910
    Email: info@sinovac.com

    Investors:
    Amy Glynn/Sara Ephraim
    The Ruth Group
    Tel: +1-646-536-7023/7002
    Email: aglynn@theruthgroup.com
    sephraim@theruthgroup.com

    Media:
    Janine McCargo
    The Ruth Group
    Tel: +1-656-536-7033
    Email: jmccargo@theruthgroup.com